Exhibit 21.1 - Subsidiaries of the Registrant

Subsidiary Name	State of Incorporation or Jurisdiction	Name Under Which Business is Conducted
GraphOn NES Sub LLC	California	GraphOn Corporation
hopTo, Inc	Delaware	hopTo, Inc.
GraphOn Research Labs Limited	Israel	GraphOn Research Labs Limited